PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SUPPL

BY COURIER

07020309

No/Date : F/D1 : 15 / 8-1-2007

Securities and Exch
450 Fifth Street, NW
Washington, D.C. 20549
USA

RECEIVED
JAN 11 2007

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
JAN 17 2007
THOMSON
FINANCIAL

Enclosure

- An Announcement

dlw 1/16

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PUBLIC POWER CORPORATION SOCIETE ANONYME" announces that, the Extraordinary General Meeting of the Shareholders–except the minority shareholders of the Corporation, was held today on Monday 8 January 2007, at 13:30 (Greek time).

The majority shareholder representing 118,605,114 shares (51.12% of a total of 232,000,000 shares) in accordance with the Greek law and articles 23 and 10 par.2b of the articles of incorporation, proceeded with the election of five Board of Directors members, due to the expiry of equal number of members' term of office, which are the following:

1. Charalambos David
2. Constantine Kyriacopoulos
3. Evaggelos Magirou
4. George Mergos
5. Constantine Michalos

The new members are elected for a three years term which expires on 8 January 2010, apart from the term of office of the Managing Director Mr. Dimitrios Maniatakis which expires on 27 February 2008 and the term of office of the representatives of employees which expires on 4 February 2007.

Afterwards the Board of Directors convened and formed a body, as follows:

1. Constantine Kyriacopoulos, (Chairman BoD - non executive member)
2. Dimitrios Maniatakis, (CEO - executive member)
3. Ioannis Giannidis (independent -non executive member)
4. Charalambos David (independent -non executive member)
5. Michael Cortessis (independent -non executive member)
6. Panagiotis Loftsalis (representative of employees -non executive member)
7. Evaggelos Magirou (independent -non executive member)
8. George Mergos (non executive member)
9. Constantine Michalos (independent -non executive member)
10. Ioannis Panagopoulos (representative of OKE*- independent -non executive member)
11. Anastasios Petrou (representative of employees - non executive member)

*OKE: Greek Economic and Social Committee.

Athens January 8, 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : [illegible]

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PUBLIC POWER CORPORATION SOCIETE ANONYME" announces that, the Extraordinary General Meeting of the Shareholders–except the minority shareholders of the Corporation, was held today on Monday 8 January 2007, at 13:30 (Greek time).

The majority shareholder representing 118,605,114 shares (51.12% of a total of 232,000,000 shares) in accordance with the Greek law and articles 23 and 10 par.2b of the articles of incorporation, proceeded with the election of five Board of Directors members, due to the expiry of equal number of members' term of office, which are the following:

1. Charalambos David
2. Constantine Kyriacopoulos
3. Evaggelos Magirou
4. George Mergos
5. Constantine Michalos

The new members are elected for a three years term which expires on 8 January 2010, apart from the term of office of the Managing Director Mr. Dimitrios Maniatakis which expires on 27 February 2008 and the term of office of the representatives of employees which expires on 4 February 2007.

Afterwards the Board of Directors convened and formed a body, as follows:

1. Constantine Kyriacopoulos, (Chairman BoD - non executive member)
2. Dimitrios Maniatakis, (CEO - executive member)
3. Ioannis Giannidis (independent -non executive member)
4. Charalambos David (independent -non executive member)
5. Michael Cortessis (independent -non executive member)
6. Panagiotis Loftsalis (representative of employees -non executive member)
7. Evaggelos Magirou (independent -non executive member)
8. George Mergos (non executive member)
9. Constantine Michalos (independent -non executive member)
10. Ioannis Panagopoulos (representative of OKE*- independent -non executive member)
11. Anastasios Petrou (representative of employees - non executive member)

*OKE: Greek Economic and Social Committee.

Athens January 8, 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : 5 | D1 : 17 | 9-1-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notice.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5234604.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- A notice of PPC S.A.

PUBLIC POWER CORPORATION S.A.

NOTICE

The Public Power Corporation SA informs that '*AllianceBernstein*' notified the following increase in '*AXA SA'* aggregate holdings in PPC. As of December 22, 2006 due to the inclusion of *Winterthur's* assets, '*AXA Investment Managers*' ('AXA IM') in France and '*AllianceBernstein'* in USA aggregate holdings in Public Power Corporation amount, as notified, to 5.04% of share capital, shares for which they hold discretionary voting rights amount to only 3.39% of PPC's total voting rights.

Athens, 9 January 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : [illegible]

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notice.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5234604.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- A notice of PPC S.A.

PUBLIC POWER CORPORATION S.A.

NOTICE

The Public Power Corporation SA informs that '*AllianceBernstein*' notified the following increase in '*AXA SA*' aggregate holdings in PPC. As of December 22, 2006 due to the inclusion of *Winterthur's* assets, '*AXA Investment Managers*' ('AXA IM') in France and '*AllianceBernstein*' in USA aggregate holdings in Public Power Corporation amount, as notified, to 5.04% of share capital, shares for which they hold discretionary voting rights amount to only 3.39% of PPC's total voting rights.

Athens, 9 January 2007